UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

COMMON STOCK, $0.0001 PAR VALUE

Not applicable.

CUSIP NUMBER

William Tay

305 Madison Avenue

Suite 1166

New York, NY 10165

(917) 591-2648

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

November 28, 2007

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

The reason for filing this amendment is to file the Exhibit listed under Item 7 that was not filed with the original filing.

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

William Tay

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) o

(b) o

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) N/A

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization:

United States

Number	(7)	Sole Voting Power
of Shares		31,040,000
Beneficially
Owned by	(8)	Shared Voting Power:
Each		0
Reporting
Person	(9)	Sole Dispositive Power:
With		31,040,000

	(10)	Shared Dispositive Power:
		0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,040,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
o

(13)	Percent of Class Represented by Amount in Row (11): 99%

(14)	Type of Reporting Person: IN

ITEM 1. SECURITY AND ISSUER.

Common Stock, par value $0.0001 per share of Greater China Acquisition Corp. (the "Issuer"), whose executive offices are located at c/o TBM Investments, Inc., 305 Madison Avenue, Suite 1166, New York, NY 10165.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name: William Tay (the “Reporting Person”)

(b)	Address: 305 Madison Avenue, Suite 1166
New York, NY 10165

(c)	The Reporting Person is a business consultant and private investor. Reporting Person is an officer and director of the Issuer.

(d)	None.

(e)	None.

(f)	Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

The sale of shares by the Reporting Person as set forth in Item 5(c) was for investment purposes. The Reporting Person may acquire additional shares of the Issuer from time to time and may dispose of any or all of the shares held at any time. Furthermore, the Reporting Person may cause the Issuer to seek a suitable acquisition candidate through acquisition, merger, reverse merger or other suitable business combination method, or the Reporting Person may seek to sell a controlling interest in the Issuer to a third party. The Reporting Person reserves the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person beneficially owns 31,040,000 shares of Common Stock, $.0001 par value, of the Issuer. The shares of Common Stock beneficially owned by the Reporting Person constitute 99% of the total number of shares of common stock of the Issuer. Applicable percentages are based upon 31,340,000 shares of common stock issued and outstanding as of November 29, 2007.

(b) The Reporting Person has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by the Reporting Person.

(c) Except as set forth below, none of the persons listed in response to Item 2 above acquired or disposed of any shares of Common Stock of the Issuer during the past 60 days that have not previously been reported on Schedule 13D.

Reporting Person	Date	No. Shares	Nature of Transaction
William Tay	November 29, 2007	300,000	Private Sale

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Person.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D/A, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement Pursuant to Rule 13d - 1(k)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:
Dated: November 29, 2007

	By:	/s/ William Tay
William Tay